Exhibit 99.6
To Our Shareholders
The second quarter of fiscal 2008 is highlighted by Transition’s achievement of significant milestones in both the clinical advancement of our lead products and the strengthening of the company’s financial position.
Pipeline Review
          ELND005 (AZD-103) — Alzheimer’s Disease:
In October, we received the remaining US$7,500,000 upfront payment under the Company’s global collaboration agreement with Elan. The receipt of US$7,500,000 represents the second half of the US$15 million upfront payment.
In December, we announced that the first patient had been dosed in a Phase 2 clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The on-going study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. Approximately 65 sites in North America are expected to participate in the program. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months. The initiation of this study triggered a US$5 million milestone payment which the Company received on January 22, 2008.
          TT-223 — Diabetes:
In November, we provided an update on the clinical development and partnership activities for the Company’s diabetes programs. Following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to all of the Company’s diabetes programs. Accordingly, Transition terminated the agreement between the companies, returning to Transition all rights held by Novo Nordisk, relating to E1-I.N.T. (combination therapy of TT-223 and epidermal growth factor analogue). Transition is continuing on-going discussions with other interested parties to partner the diabetes programs. In the interim, the Company is fully committed to support and advance the clinical development of the diabetes programs, leveraging its expertise in disease-modifying therapies for diabetes, world-class scientific advisory board and solid financial position.
Transition’s preclinical and Phase IIa data suggest that gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes. Transition has commenced the studies to advance its lead gastrin analogue, TT-223, formerly known as “G1”, into Phase II clinical trials. We expect to commence a Phase II clinical study with TT-223 in type 2 diabetes patients in the first half of calendar 2008.

          Corporate Development:
Subsequent to quarter end, we announced Transition’s inclusion in the NASDAQ Global Market under the symbol “TTHI”. Prior to this change, the Company’s common shares were listed on the NASDAQ Capital Market since August 20, 2007. Further, the Company’s financial position was strengthened through the receipt of US$12.5 million in payments under our collaboration agreement with Elan.
OUTLOOK
Our integrated efforts with Elan have resulted in the commencement of a Phase II clinical study of ELND005 in mild and moderate Alzheimer’s disease patients. We continue to work closely with Elan building a strong partnership with the common goal of realizing the broad potential of the ELND005 product. Also, we are nearing completion of the Phase I trials with TT-223 for diabetes in order to advance to Phase II studies in the first half of the year.
We look forward to updating the shareholders on the progress of these clinical programs.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.